

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 29, 2018

Michael L. Reger
Chief Executive Officer
Northern Oil & Gas, Inc.
601 Carlson Parkway, Suite 990
Minnetonka, Minnesota 55305

> **Re: Northern Oil & Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2018**
> **File No. 333-225832**

Dear Mr. Reger:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

     Sincerely,

     /s/ Timothy S. Levenberg

     for John Reynolds
     Assistant Director
     Office of Natural Resources